Exhibit 99.1

Hanwha Q CELLS Reports First Quarter 2016 Results

Seoul, South Korea, May 19, 2016 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (Nasdaq: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today reported its unaudited financial results for the first quarter of 2016. The Company will host a conference call to discuss the results at 8:00 am Eastern Standard Time (9:00 pm Korea Standard Time) on May 19, 2016. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FIRST QUARTER 2016 HIGHLIGHTS

•	Total module shipments were 912 megawatts (“MW”) in the first quarter of 2016, exceeding the guidance range of 850 MW to 900 MW.
•	Net revenues were $514.9 million, compared with $702.1 million in the fourth quarter of 2015 and $333.5 million in the first quarter of 2015.
•	Gross profit was $109.0 million, compared with $134.2 million in the fourth quarter of 2015 and $48.4 million in the first quarter of 2015.
•	Gross margin was 21.2%, compared with 19.1% in the fourth quarter of 2015 and 14.5% in the first quarter of 2015.
•	Operating income was $56.7 million, compared with $53.8 million in the fourth quarter of 2015 and an operating loss of $17.2 million in the first quarter of 2015.
•	Net income attributable to Company’s ordinary shareholders was $27.5 million, compared with a net income of $26.0 million in the fourth quarter of 2015 and a net loss of $20.4 million in the first quarter of 2015.
•	Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.33, compared with earnings per fully diluted ADS of $0.31 in the fourth quarter of 2015 and a net loss per fully diluted ADS of $0.25 in the first quarter of 2015.

FIRST QUARTER 2016 RESULTS

Net Revenues

•	Total net revenues were $514.9 million, down 26.7% from $702.1 million in the fourth quarter of 2015 and up 54.4% from $333.5 million in the first quarter of 2015.
•	Total module shipments were 912 MW in the first quarter of 2016, exceeding the guidance range of 850 MW to 900 MW.
•	Net revenues from module sales business were $501.6 million in the first quarter of 2016 with 899 MW of total revenue recognized shipments. The Company allocated 13 MW for its own downstream projects, which were not recognized in revenue.
•	The Company generated additional $13.3 million in the first quarter from downstream related activities and components sales.
•	The average selling price (“ASP”) of revenue-recognized shipments was modestly declined to $0.56 per watt in the first quarter of 2016, compared with $0.57 per watt from the previous quarter. Total revenues from the Company’s revenue-recognized module shipments were $501.6 million with the geographic mix summarized in the table below:

	1Q16	4Q15	1Q15
North America	50.6%	35.8%	20.0%
Japan	15.2%	22.1%	24.4%
Europe	2.1%	9.1%	32.7%
ROW	32.1%	33.0%	22.9%
Total ($mil)	501.6	519.4	302.2

Gross Profit and Margin

•	Gross profit in the first quarter of 2016 was $109.0 million, compared with $134.2 million in the fourth quarter of 2015 and $48.4 million in the first quarter of 2015.
•	Gross margin in the first quarter of 2016 was 21.2%, compared with 19.1% in the fourth quarter of 2015 and 14.5% in the first quarter of 2015. The sequential increase in gross margin was largely driven by continuing reduction in module manufacturing cost coupled with much increased production scale.

Operating Expense, Income and Margin

•	Total operating expenses were $52.3 million in the first quarter of 2016, down 35.0% from $80.4 million in the fourth quarter of 2015 and down 20.3% from $65.6 million in the first quarter of 2015. Total operating expenses as a percentage of revenues fell to 10.2% in the first quarter of 2016 compared with 11.5% in the fourth quarter of 2015 and 19.7% in the first quarter of 2015, as the Company is now fully benefiting from more efficient operations post-merger with rapidly accelerating shipment volumes.
•	Selling and marketing expenses were $22.8 million in the first quarter of 2016, down 37.2% from $36.3 million in the fourth quarter of 2015 and up 50.0% from $15.2 million in the first quarter of 2015.
•	General and administrative expenses were $17.9 million in the first quarter of 2016, down 40.7% from $30.2 million in the fourth quarter of 2015 and down 3.2% from $18.5 million in the first quarter of 2015.
•	Research and development expenses were $11.6 million in the first quarter of 2016, down 16.6% from $13.9 million in the fourth quarter of 2015 and up 17.2% from $9.9 million in the first quarter of 2015.

Net Interest Expense

•	Net interest expense was $12.8 million in the first quarter of 2016, compared with $18.4 million in the fourth quarter of 2015 and $10.9 million in the first quarter of 2015.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange gain was $4.0 million in the first quarter of 2016, compared with a net loss of $6.6 million in the fourth quarter of 2015 and a net gain of $0.8 million in the first quarter of 2015.

Changes in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $15.3 million in the first quarter of 2016 from the change in fair value of derivatives in hedging activities, compared with a net loss of $0.7 million in the fourth quarter of 2015 and a net gain of $8.2 million in the first quarter of 2015.

Income Tax Expense (Benefit)

•	Income tax expense was $4.6 million in the first quarter of 2016, compared with $4.6 million in the fourth quarter of 2015 and $2.3 million in the first quarter of 2015.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company’s ordinary shareholders was $27.5 million in the first quarter of 2016, compared with a net income of $26.0 million in the fourth quarter of 2015 and a net loss of $20.4 million in the first quarter of 2015.
•	Earnings per fully diluted ADS on a GAAP basis was $0.33 in the first quarter of 2016, compared with earnings per fully diluted ADS of $0.31 in the fourth quarter of 2015 and a net loss per fully diluted ADS of $0.25 in the first quarter of 2015.

FINANCIAL POSITIONS

As of March 31, 2016, the Company had cash and cash equivalents of $327.3 million, compared with $200 million as of December 31, 2015.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $450.7 million as of March 31, 2016, an increase of $34.0 million from the fourth quarter of 2015. As of March 31, 2016, the Company had total long-term debt (net of current portion and long-term notes) of $648.0 million, a decrease of $5.5 million from the fourth quarter of 2015. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to sixteen years.

Net cash provided by operating activities was $198.4 million in the first quarter of 2016. As of March 31, 2016, accounts receivable was $315.9 million. Days sales outstanding ("DSO") was 61 days in 1Q16. As of March 31, 2016, inventories totaled $463.9 million. Days inventory turn was 97 days in 1Q16.

Capital expenditures were $53.1 million in the first quarter of 2016.

DIVESTITURE OF MODULE FAB IN KOREA

The Company decided to dispose its ownership interest of module fab located in Eumseong, Korea to Hanwha Q CELLS Korea Corporation, which is an affiliate of the Company and the current owner and operator of GW-scale cell fab in Jincheon, Korea.

The Parties have reached an agreement of the terms and valuation of the transaction, and it is expected to close before the end of the second quarter of 2016 subject to final approval by the boards and necessary regulatory approvals. Once consummated, Hanwha Q CELLS Korea Corporation will assume all outstanding assets and liabilities of the disposed module fab and the Company will receive cash proceeds of approximately $57 million subject to final approval by a special committee of the Board of Directors of the Company comprised of independent directors.

The Company expects following two key strategic benefits from this divestiture:

•	Full optimization of manufacturing cost structure and operational efficiency by combining closely related cell and module manufacturing operations, both located in Korea, under a single entity, which are currently operated by two different companies.

•	Improved liquidity and cash proceeds will be used to fund the Company’s key strategic initiatives to further strengthen its core competencies including R&D investment and global expansion of sales and marketing operations.

OPERATION UPDATES and BUSINESS OUTLOOK

Capacity Status

As of March 31, 2016, the Company had annualized production capacities of 1,400 MW for ingot, 900 MW for wafer, 4,850 MW for cell and 4,800 MW for module. The Company is currently expanding its cell and module nameplate capacities to 5,200 MW and 5,200 MW respectively, which is expected to be completed by the middle of 2016.

1,000 MW for cell capacity as of the first quarter of 2016 and additional 400 MW for cell capacity to be added in 2016 of the aforementioned new cell capacity is from the production facility operated by Hanwha Q CELLS Korea Corporation, an affiliate of Hanwha Q CELLS Co., Ltd.

•	Manufacturing Capacity (in nameplate MW)

	4Q15	1Q16	2Q16(E)
Module	4,300	4,800	5,200
Cell	4,300	4,850	5,200
Wafer	900	900	900
Ingot	1,400	1,400	1,500

Business Outlook

The Company provides the following guidance based on current operating trends and market conditions.

For the second quarter of 2016, the Company expects:

•	Module shipments of 1,100 to 1,150 MW, of which approximately 15 to 20 MW will be allocated to the Company’s own downstream projects, which will not be recognized in revenue.

•	Gross margin of 19 to 20%

For the full year 2016, the Company expects:

•	Module shipments of 4,800 to 5,000 GW, up from previous guidance range of 4,500 to 4,700 MW.
•	Revenue-recognized module shipments in range of 4,600 to 4,800 MW.
•	Capital expenditures of approximately $180 million, of which $100 million for capacity expansion and the remaining $80 million for manufacturing technology upgrades and certain R&D related expenditures.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS, commented, “With a successful turnaround year behind us, we started 2016 with the right strategic elements in place to meet growing demands for our products and to further strengthen our technology and quality leadership.”

Mr. Nam continued “With our cell and module capacity expansion is nearing completion in South Korea and Malaysia, we are delivering high quality products to increase our market share in both OECD countries and emerging markets.” Mr. Nam added “The rollout of Q.ANTUM product lines from our fabs in South Korea and Malaysia will help us increase our market share in key strategic markets with high power class products.”

“One of the top strategic initiatives of 2016 is to improve our capital structure and to make strategic investments in areas that will fuel the Company’s full growth potential,” Mr. Nam remarked. “Our net debt to equity ratio has improved to 232% as of March 31, 2016 from 365% as of March 31, 2015,” and he also added “The decision to dispose our module fab in Korea to Hanwha Q CELLS Korea Corporation is our continuing implementation of asset-light strategy to deploy financial resources in the areas to strengthen our core competencies rather than having such resources locked up with fixed assets.”

Mr. Nam concluded by noting “Despite recent market concerns over 2H outlook, our outlook for the remainder of 2016 is robust based on our sales backlog. We will continue to focus executing on our strategy and increasing our market share so that we can deliver our improved performance consistently with high visibility.”

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Seoul Time) on May 19, 2016. Mr. Seong-woo Nam, Chairman and CEO; Mr. Jay Seo, Chief Financial Officer; Mr. Andy Park, Senior Vice President of Corporate Planning; and Mr. Sean Park, Senior Director of Strategic Planning & Head of IR, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090
United States	+1 (866) 519-4004
South Korea	+82 (0)2 6490-3660
Germany	08001820671
China, Domestic	8008190121 / 4006208038

Passcode: HQCL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	0079861361602
Germany	08001802149
China, Domestic	8008700206 / 4006322162

Conference ID 6137268

Replay time period: May 19, 2016 11:00 EST – June 2, 2016 10:59 EST

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit http://investors.hanwha-qcells.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. These forward-looking statements also include 2Q16, 2H16 and full-year 2016 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	March 31, 2016	December 31, 2015
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	327.3	200.0
Restricted cash	158.6	172.2
Accounts and notes receivable	315.9	365.1
Receivables from related parties	156.9	276.8
Inventories	463.9	406.1
Loans to related parties	50.6	47.8
Derivative contracts	-	-
Other current assets	100.8	102.7
Total current assets	1,574.0	1,570.7

Long-term prepayments	2.1	2.6
Fixed assets - net	906.2	877.3
Intangible assets - net	14.2	14.8
Land use right - net	51.4	51.8
Deferred tax assets - net	1.4	0.8
Receivables from related parties - non-current	3.0	9.3
Other long-term assets	19.4	20.2
Total assets	2,571.7	2,547.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	213.2	226.1
Notes payable	132.8	129.0
Payables to related parties	167.5	201.4
Deferred revenue	378.5	402.1
Accrued expenses	32.9	41.8
Other payables	29.3	25.2
Short-term debt	305.1	255.6
Current portion of long-term debt	145.6	161.1
Current portion of obligations under capital leases	-	-
Customer deposits	5.4	7.0
Unrecognized tax benefit	17.9	17.9
Derivative contracts	12.2	0.8
Litigation accruals	3.4	5.9
Deferred tax liabilities	3.2	5.7
Warranty provision	48.5	43.6
Other current liabilities	14.2	7.3
Total current liabilities	1,509.7	1,530.5

Long-term debt, net of current portion	648.0	653.5
Long-term obligations under capital leases	-	-
Long-term warranty provision	18.0	17.4
Deferred tax liabilities	5.9	5.9
Total liabilities	2,181.6	2,207.3
Redeemable ordinary shares	-	-
Stockholders' Equity
Ordinary shares	0.4	0.4
Additional paid-in capital	431.1	431.1
Accumulated income(deficit)	7.3	(20.2)
Accumulated other comprehensive loss	(48.7)	(71.1)
Total stockholders' equity	390.1	340.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,571.7	2,547.5

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(in millions of US dollars, except share data and net loss per share)

	For the three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
	(unaudited)	(unaudited)	(unaudited)
Net sales	514.9	702.1	333.5
Cost of goods sold	405.9	567.9	285.1
Gross profit	109.0	134.2	48.4
Selling and marketing expenses	22.8	36.3	15.2
General and administrative expenses	17.9	30.2	18.5
Research and development expenses	11.6	13.9	9.9
Restructuring charges	-	-	22.0
Operating income (loss)	56.7	53.8	(17.2)
Other expense
Interest income	3.1	4.5	0.3
Interest expense	(15.9)	(22.9)	(11.2)
Foreign exchange gain (loss)	4.0	(6.6)	0.8
Changes in fair value of derivative contracts	(15.3)	(0.7)	8.2
Investment loss	(1.5)	(0.4)	-
Other income (expense) - net	1.0	2.9	1.0
Reversal of litigation accruals	-	-	-
Other expense, net	(24.6)	(23.2)	(0.9)
Income (Loss) before income taxes	32.1	30.6	(18.1)

Income taxes expenses	4.6	4.6	2.3
Net income (loss)	27.5	26.0	(20.4)

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.01	US$0.01	(US$0.01)
Diluted	US$0.01	US$0.01	(US$0.01)

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.33	US$0.31	(US$0.25)
Diluted	US$0.33	US$0.31	(US$0.25)

Number of shares used in computation of net income (loss) per share:
Basic	4,158,891,211	4,158,755,035	4,005,718,692
Diluted	4,159,413,477	4,159,506,708	4,005,718,692

Other comprehensive income (loss)
Foreign currency translation adjustment	22.4	39.0	(29.2)
Comprehensive income (loss)	49.9	65.0	(49.6)

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in millions of US dollars)

	For the three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	27.5	26.0	(20.4)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, amortization and impairment	18.3	9.6	16.3
Provision for doubtful collection of accounts receivable	3.1	3.6	0.7
Non-cash interest expense on amortization of long-term debt and litigation accruals	(1.5)	(3.6)	5.7
Unrealized (gains) losses on derivative contracts	11.4	3.0	(6.6)
Stock compensation expense	0.1	0.1	-
Reversal of litigation accruals	-	-	-
Loss (gain) from disposal of subsidiaries	-	(0.2)	-
Deferred tax expense	(2.9)	3.8	2.4
Amortization of long-term deferred expense	1.6	0.9	0.6
Foreign currency exchange losses (gains)	2.7	6.5	17.9
Changes in operating assets and liabilities
Accounts and notes receivable	61.4	(33.9)	(120.2)
Inventories	(35.4)	105.3	(46.0)
Restricted cash	8.6	24.5	(15.9)
Other current assets	131.8	112.0	27.7
Other non current assets	(2.7)	(33.0)	10.2
Accounts payable	(27.4)	(16.7)	44.4
Notes payable	3.8	(16.6)	(0.4)
Warranty provision	11.1	5.9	0.9
Accrued expenses	(8.9)	7.4	3.4
Deferred revenue	(23.6)	(40.1)	-
Other current liabilities	19.4	(204.6)	58.8
Cash provided by (used in) operating activities	198.4	(40.1)	(20.5)

Cash flows from investing activities
Net cash received from an acquisition	-	-	70.2
Cash paid for long-term investment	(1.8)	-	-
Capital expenditures	(53.1)	(37.7)	(17.8)
Changes in restricted cash	5.0	(1.9)	2.3
Net cash received from disposal of subsidiaries	-	1.6	-
Repayment of loans by related parties	26.0	5.4	-
Issuance of loans to related parties	(30.0)	(5.9)	(6.1)
Net cash received from asset acquisitions	-	-	9.1
Net cash provided by (used in) investing activities	(53.9)	(38.5)	57.7

Cash flows from financing activities
Proceeds from borrowings from banks	154.7	137.7	74.1
Principal payments on bank borrowings	(119.4)	(167.2)	(79.4)
Principal payments on capital lease obligations	-	(1.8)	(1.4)
Proceeds from related party borrowings	4.4	27.8	8.0
Principal payments on related party borrowings	(32.2)	4.6	-
Principal payments on government borrowings	-	(0.8)	-
Arrangement fee and other related costs for bank borrowings	(1.7)	(0.2)	(0.9)
Arrangement fee and other related cost for long-term notes	(1.0)	-	(1.0)
Net cash provided by (used in) financing activities	4.8	0.1	(0.6)
Net increase(decrease) in cash and cash equivalents	149.3	(78.5)	36.6

Effect of exchange rate changes on cash and cash equivalents	(22.0)	(15.4)	1.2

Cash and cash equivalents at beginning of period	200.0	293.9	156.7
Cash and cash equivalents at end of period	327.3	200.0	194.5